[redacted]

AB 3/12

SEC Mail Processing Section
MAR 10 2009
Washington, DC
105

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SECURITIES AND EX
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09059826

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Knight Ventures, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2819 Bayshore Trails
(No. and Street)

Tampa, FL 33611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth T McGuire (813) 340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss, Donald J, Esquire, CPA
(Name – *if individual, state last, first, middle name*)

6 Hillock Lane, Chadds Ford, PA 19317
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 3/26/09

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Knight Ventures, Inc, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAX A CROCKER JR.
Notary Public
Cobb County
State of Georgia
My Commission Expires Jul 19, 2010

Signature

~~Financial Operations and~~ Principal Mgr
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Donald J. Weiss, Esquire
Certified Public Accountant
6 Hillock Lane
Chadds Ford, Pennsylvania 19317
PH: 610-459-8074
FAX: 610-459-8653
Email: DonaldjweissEsq@aol.com

Report of Independent Certified Public Accountants

To the Board of Directors and
Stockholder of Black Knight Ventures, Inc.:

We have audited the accompanying statement of financial condition of Black Knight Ventures, Inc as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Knight ventures, Inc at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

DONALD J. WEISS, ESQUIRE
Certified Public Accountant

February 23, 2009
Chadds Ford, Pennsylvania

BLACK KNIGHT VENTURES INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and Cash Equivalents	$ 1,443	
Inventory	5,963	
Total assets		$ 7,406

Liabilities and Stockholders' Equity

Accounts Payable	$ 150	$ 150
Total Liabilities		
Stockholders' Equity		
Common Stock ($1 per share par value, 100 shares authorized issued and outstanding)	100	
Additional paid-in capital	24,900	
Accumulated deficit	(17,744)	
Total stockholder's equity		7,256
Total liabilities and stockholder's equity		$ 7,406

The accompanying notes are an integral part of these financial statements

BLACK KNIGHT VENTURES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue		
Other income	$	40,150
Expenses:		
Regulatory Fees		570
Commissions		39,550
Insurance		150
Total expenses		40,270
Net income	$	(120)

The accompanying notes are an integral part of these financial statements

BLACK KNIGHT VENTURES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2007	100	$ 100	24,900	(17,624)	7,376
Net Income	0	-	-	(120)	(120)
Balance at December 31, 2008	100	$ 100	24,900	(17,744)	7,256

The accompanying notes are an integral part of these financial statements

BLACK KNIGHT VENTURES INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net Income	$ (120)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in inventories	156
Increase in accounts payable	150
Cash and cash equivalents used in operating activities	186
Cash and cash equivalents , beginning of year	1,257
Cash and cash equivalents, end of year	$ 1,443
Supplemental cash flow disclosures:	
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements

BLACK KNIGHT VENTURES INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1

Organization and Nature of Business and Liquidity

Black Knight Ventures Inc (the Company) is a Florida corporation incorporated 7-20-2000 with a name change on June 20, 2004. The company is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD).

NOTE 2

Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

The Company considers all investments with a maturity date of three months or less to be cash equivalents.

b) Accounts Receivable

Accounts Receivable is reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivable that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts.

c) Revenue Recognition

The company recognizes revenue from commissions and fees it earns upon completion of its responsibilities related to the transaction.

d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

e) Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholders on their individual income tax returns.

NOTE 3

Cash Deposits

The Company maintains a cash deposit with NASD to facilitate NASD's direct charging of certain expenses related to the Company's operations as a broker-dealer. At December 31, 2008, the Company has a balance of $681. on deposit with the NASD.

NOTE 4

Concentrations of Credit Risk and Major Customer Information

The Company maintains its cash account with a banking institution. The total cash balances are insured up to $250,000 per account after October 4, 2008 and up to $100,000 per account before October 4, 2008.

Management assesses the financial stability of its customers to limit its credit risks. The Company does not require collateral or other security to support customer receivables. At December 31, 2008 there were no outstanding receivables.

NOTE 5

Related Party Transactions

Included as commission expense on the accompanying statement of income is approximately $39,550 paid to stockholders.

NOTE 6

Net Capital Requirements

The company is subjected to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. at December 31, 2008, the Company had regulatory net capital and a regulatory net capital requirement of $5000. The Company's aggregate indebtedness to net capital ratio was 9.62%

.

Schedule I

BLACK KNIGHT VENTURES, INC
COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net Capital	
Total Stockholders Equity	$ 7,256
Deductions	
Nonallowable assets	
Other	(681)
Total deductions	(681)
Tenative Net Capital	6,575
Less Haircuts on Inventory	(15)
Net Capital	6,560
Aggregate Indebtedness	-
Computation of basic net capital requirement	
Minimum net capital based on aggregate indebtedness	-
Minimum net Capital Required	5,000
Excess Net Capital	1,560
Execss Net capital at 100% (net-cap-10% of aggregate indebteness)	6,560
Ratio of aggregate indebteness to net capital	9.62%

See accompanying report of independent certified public accountant

Schedule II

BLACK KNIGHT VENTURES, INC
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
of the SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

No material differences exist between the computation on the previous page and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent certified public accountant

BLACK KNIGHT VENTURES, INC
COMPUTATION for DETERMINATION OF RESERVE REQUIREMENTS and
INFORMATION RELATING to POSESSION or CONTROL REQUIREMENTS
Under Rule 15c3-3
of the SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1) and (k)(2)(i) of the Rule.

Donald J. Weiss, Esquire
Certified Public Accountant

6 Hillock Lane
Chadds Ford, Pennsylvania 19317

PH: 610-459-8074
FAX: 610-459-8653
Email: DonaldjweissEsq@aol.com

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Black Knight Ventures

In planning and performing our audit of the financial statements and supplemental schedules of Black Knight Ventures In (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we don express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 7a5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency, is a control deficiency or combination of control deficiencies, that adversely affect the entities ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to me material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's board of Directors, management, the NASD, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

DONALD J. WEISS, ESQUIRE
Certified Public Accountant

February 23, 2009
Chadds Ford, PA

Black Knight Ventures, Inc
Financial Statements and
Supplementary Schedules

December 31, 2008
(With Independent Certified Public Accountants Report Thereon)